UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

ZUORA, INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

98983V106

(CUSIP Number)

Tien Tzuo
c/o Zuora, Inc.
101 Redwood Shores Parkway
Redwood City, California 94065

With copies to:

Melissa Sawyer Sullivan & Cromwell LLP 125 Broad Street New York, New York 1004 (212) 558-4000	Peter Jones Sullivan & Cromwell LLP 550 Hamilton Avenue Palo Alto, California 94301 (650) 461-5600

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 17, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	33833Q106

1	NAMES OF REPORTING PERSONS
Tien Tzuo

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,573,634 (1)(2)

	8	SHARED VOTING POWER
8,339,147 (2)(3)

	9	SOLE DISPOSITIVE POWER
1,573,634 (1)(2)

	10	SHARED DISPOSITIVE POWER
8,339,147 (2)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,912,781 (2)(4)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.40% (2)(5)(6)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Consists of (i) 63,312 shares of Class A Common Stock and (ii) 1,510,322 shares of Common Stock issuable to the Reporting Person upon exercise of outstanding stock options that are exercisable within 60 days of October 16, 2024, consisting of 362,406 shares of Class B Common Stock and 1,147,916 shares of Class A Common Stock issuable under such options.

(2)	Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock.
(3)
Consists of (i) 7,698,605 shares of Class B Common Stock held of record by the 70 Thirty Trust, of which the Reporting Person and his spouse are co-trustees and the Reporting Person has voting and dispositive power, and (ii) 640,542 shares of Class B Common Stock held of record by The Next Left Trust, of which the Reporting Person is a co-trustee and has voting and dispositive power.

(4)
Consists of (i) 63,312 shares of Class A Common Stock, (ii) 7,698,605 shares of Class B Common Stock held of record by the 70 Thirty Trust, of which the Reporting Person and his spouse are co-trustees and the Reporting Person has voting and dispositive power, (iii) 640,542 shares of Class B Common Stock held of record by The Next Left Trust, of which the Reporting Person is a co-trustee and has voting and dispositive power, and (iv) 1,510,322 shares of Common Stock issuable to the Reporting Person upon exercise of outstanding stock options that are exercisable within 60 days of October 16, 2024, consisting of 362,406 shares of Class B Common Stock and 1,147,916 shares of Class A Common Stock issuable under such options.

(5)
The numerator of this calculation consists of the aggregate number of shares of Class A and Class B Common Stock beneficially owned by the Reporting Person, including outstanding stock options that are exercisable within 60 days of October 16, 2024. The denominator of this calculation consists of (i) 145,070,528 shares of Class A Common Stock outstanding as of October 16, 2024, (ii) 1,510,322 shares of Common Stock issuable to the Reporting Person upon exercise of outstanding stock options that are exercisable within 60 days of October 16, 2024, and (iii) 8,339,147 shares of Class B Common Stock beneficially owned by the Reporting Person, treated as converted to Class A Common Stock for the purpose of computing the percentage ownership of the Reporting Person.

(6)
Each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to ten votes. There were 8,639,794 shares of Class B Common Stock outstanding as of October 16, 2024, including 8,339,147 shares of Class B Common Stock beneficially owned by the Reporting Person. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock because these shares are treated as converted into Class A Common Stock for purposes of this report.

Explanatory Note

The Reporting Person (as defined below) previously filed a Schedule 13G pursuant to Rule 13d-1(d) on February 13, 2019 (as amended by Amendment No. 1 to Schedule 13G filed on February 10, 2020, Amendment No. 2 to Schedule 13G filed on February 16, 2021, Amendment No. 4 to Schedule 13G filed on February 10, 2022, Amendment No. 5 to Schedule 13G filed on February 13, 2023 and Amendment No. 6 to Schedule 13G filed on February 8, 2024) to report its beneficial ownership of shares of Common Stock (as defined below) of the Issuer (as defined below).  As a result of the transaction on October 17, 2024 described below, the Reporting Person is no longer eligible to file Schedule 13G pursuant to Rile 13d-1(d).  Accordingly, the Reporting Person is filing this statement on Schedule 13D pursuant to Section 13(d) of the Act.

Item 1.	Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Zuora, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 101 Redwood Shores Parkway, Redwood City, California 94065.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed by Tien Tzuo (the “Reporting Person”), a United States citizen.

(b) The Reporting Person is the chief executive officer the Issuer.

(c) The address of the principal business of the Reporting Persons is c/o 101 Redwood Shores Parkway, Redwood City, California 94065.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

The shares of Class A Common Stock and Class B common stock of the Issuer, par value $0.0001 per share (“Class B Common Stock” and, together with Class A Common Stock, “Common Stock”) that the Reporting Person beneficially owns were acquired (i) at the time of the Issuer’s initial public offering in 2018 (the “IPO”) and (ii) through grants of equity awards pursuant to the Issuer’s various equity incentive plans as in effect from the time of the IPO and (iii) through open market purchases at various times since the IPO.

Item 4.	Purpose of Transaction

Merger Agreement

On October 17, 2024, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Issuer, Zodiac Purchaser, L.L.C., a Delaware limited liability company (“Parent”), and Zodiac Acquisition Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”). Parent and Merger Sub are indirectly controlled by private investment funds affiliated with Silver Lake Group, L.L.C.

The Merger Agreement provides that, among other things and on the terms and subject to the conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), (a) Merger Sub will merge with and into the Issuer (the “Merger” and, together with the other transactions contemplated by the Merger Agreement, collectively the “Transactions”), with the Issuer surviving the Merger as a wholly owned subsidiary of Parent (the “Surviving Corporation”), (b) each issued and outstanding share of Common Stock as of immediately prior to the effective time of the Merger (the “Effective Time”) will, at the Effective Time, be converted into the right to receive $10.00 in cash without interest (the “Merger Consideration”), (c) each share of Common Stock held in the treasury of the Issuer, each Rollover Share (as defined below) and any shares of Common Stock owned by Parent or Merger Sub immediately prior to the Effective Time will automatically be canceled and will cease to exist and no consideration will be delivered in exchange therefor and (d) each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time will automatically be converted into and become one fully paid, nonassessable share of common stock, par value $0.00001 per share, of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and will constitute the only outstanding shares of capital stock of the Surviving Corporation.

The foregoing summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as an exhibit to this Schedule 13D and incorporated herein by reference. The representations, warranties and covenants contained in the Merger Agreement have been made solely for the purposes of the Merger Agreement and as of specific dates; were made solely for the benefit of the parties to the Merger Agreement; are not intended as statements of fact, but rather as a way of allocating the risk between the parties in the event the statements therein prove to be inaccurate; have been modified or qualified by certain confidential disclosures that were made between the parties in connection with the negotiation of the Merger Agreement, which disclosures are not reflected in the Merger Agreement itself; may no longer be true as of a given date; and may apply standards of materiality in a way that is different from what may be viewed as material by the stockholders or other security holders of the Issuer.

Support and Rollover Agreement

Concurrently with the execution of the Merger Agreement, the Reporting Person and certain of his affiliates that hold shares of Common Stock (collectively, the “Supporting Stockholders”) entered into a certain voting, support and rollover agreement (the “Support and Rollover Agreement”) with the Issuer and Parent, pursuant to which each of the Supporting Stockholders agreed that, until the earlier of the Effective Time and the termination of the Merger Agreement, (a) it will not transfer the shares of Common Stock owned of record or beneficially by it as of the date of the Merger Agreement (the “Covered Shares”) subject to certain exceptions, and (b) it will vote all of its Covered Shares (i) in favor of the approval and adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement, (ii) in favor of the approval of any proposal to adjourn or postpone the meeting to a later date if there are not sufficient votes present for there to be a quorum or for the approval and adoption of the Merger Agreement on the date on which such meeting is held, (iii) against any action, proposal, transaction or agreement that would reasonably be expected to result in any condition set forth in the Merger Agreement not being satisfied prior to the termination of the Merger Agreement or a breach of any covenant, representation or warranty thereof, or any other obligation or agreement of it under the Support Agreement, (iv) against any acquisition proposal, including any superior proposal, (v) any action, proposal, transaction or agreement that would change in any manner the voting rights of any shares of the Issuer. The Supporting Stockholders also agreed to waive all appraisal rights under Section 262 of the DGCL with respect to the Covered Shares and not to commence or participate in (A) any class actions with respect to Parent, Merger Sub or the Issuer, or (B) certain other legal actions against Parent, Merger Sub or the Issuer in connection with the Transactions.

In addition, pursuant to the Support and Rollover Agreement, immediately prior to the Effective Time, the Supporting Stockholders will contribute to a direct or indirect parent company of Parent shares of Common Stock (the “Rollover Shares”) with an aggregate value (based on the Merger Consideration) of $70,000,000 (“Aggregate Rolled Value”) in exchange for equity interests in a direct or indirect parent company of Parent (the “CEO Rollover”). On or before October 31, 2024, the Supporting Stockholders may elect to increase (with the consent of Parent in its discretion) the Aggregate Rolled Value by up to an additional $30,000,000. As a result of the Merger, the Rollover Shares contributed to such parent company of Parent by the Supporting Stockholders will be cancelled and extinguished without any conversion thereof or consideration paid therefor.

As a result of the execution and delivery of the Support and Rollover Agreement by the parties thereto, the Reporting Person may be deemed to have formed a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) with SLA Zurich Holdings, L.P. (“SLA Zurich Holdings”), SLA Zurich Aggregator, L.P. (“SLA Zurich Aggregator”), SLA Zurich GP, L.L.C. (“SLA Zurich GP”), SL Alpine II Aggregator GP, L.L.C. (“SLA Aggregator”), Silver Lake Alpine Associates II, L.P. (“SLAA”), SLAA II (GP), L.L.C. (“SLAA GP”) and Silver Lake Group, L.L.C. (“SLG” and, together with SLA Zurich Holdings, SLA Zurich Aggregator, SLA Zurich GP, SLA Aggregator, SLAA and SLAA GP, “Silver Lake”). The beneficial ownership of the Reporting Person as reported in this filing does not include any shares of Class A Common Stock which may be beneficially owned by Silver Lake and the Reporting Person disclaims beneficial ownership over any such shares. This filing should not be deemed an admission that the Reporting Person is a member of a “group” within the meaning of Section 13(d) of the Exchange Act with any Silver Lake entity or has beneficial ownership of any equity securities of the Issuer held by any Silver Lake entity.

The foregoing summary of the Support and Rollover Agreement does not purport to be complete and is qualified in its entirety by reference to the Support and Rollover Agreement, a copy of which is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) – (b) As a result of the execution and delivery of the Support and Rollover Agreement by the Supporting Stockholders, the Reporting Person may be deemed to have formed a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) with Silver Lake.  Based on information provided by Silver Lake to the Reporting Person, as of the date hereof, Silver Lake may be deemed to beneficially own an aggregate of 27,500,000 shares of Class A Common Stock, representing approximately 15.9% of the outstanding shares of Class A Common Stock (assuming (i) the conversion by Silver Lake of $400,000,000 in aggregate principal amount of certain convertible notes issued by the Issuer to SLA Zurich Holdings into 20,000,000 shares of Class A Common Stock based on the current conversion rate set forth in the convertible notes, and (ii) the exercise of certain warrants issued by the Issuer to SLA Zurich Aggregator into 7,500,000 shares of Class A Common Stock, and based on approximately 145,070,528 shares of Class A Common Stock outstanding as of October 16, 2024 based on information provided by the Issuer).  The beneficial ownership of the Reporting Person does not include any shares of Class A Common Stock which may be beneficially owned by Silver Lake and the Reporting Person disclaims beneficial ownership over any such shares.

(c) Except as set forth in Item 4, the Reporting Person has not effected any transactions in the Common Stock of the Issuer in the past sixty (60) days other than (i) the receipt by the Reporting Person on October 1, 2024 of 179,702 shares of Class B Common Stock on net exercise of options to purchase 571,785 shares of Class B Common Stock, as the Issuer withheld 392,083 shares of Class B Common Stock underlying the options for payment of the exercise price and tax withholdings, using the closing stock price on October 1, 2024, (ii) the transfer of 179,702 shares of Class B Common Stock to the 70 Thirty Trust on October 1, 2024, (iii) the conversion of restricted stock units into 120,833 shares of Class A Common Stock on September 30, 2024 and (iv) the sale by the Reporting Person of 63,873 shares of Class A Common Stock to satisfy certain tax liabilities associated with the vesting of shares of restricted stock units on October 3, 2024.

(d) The Reporting Person’s spouse serves as co-trustee of the 70 Thirty Trust and is, along with the Reporting Person, one of the trust’s beneficiaries.  Subject to the terms of the applicable trust agreement, the Reporting Person’s spouse may therefore have the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Class A Common Stock owned by the 70 Thirty Trust.  The Reporting Person’s spouse serves as co-trustee of the Next Left Turn Trust and, subject to the terms of the applicable trust agreement, may therefore have the power to direct the receipt of dividends from, and proceeds from the sale of, such shares.  In addition, the Reporting Person’s daughter is the sole beneficiary of The Next Left Turn Trust and, subject to the terms of the applicable trust agreement, may have the right to receive dividends from, and proceeds from the sale of, such shares.  No other person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Class A Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information disclosed under Item 4 above is incorporated herein by reference.

Except as disclosed herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Agreement and Plan of Merger, dated October 17, 2024, by and among Zuora, Inc., Zodiac Purchaser, L.L.C. and Zodiac Acquisition Sub, Inc.

99.2	Voting, Support and Rollover Agreement, dated October 17, 2024, by and among Zuora, Inc., Zodiac Purchaser, L.L.C., Silver Lake Alpine II, L.P. and the Supporting Stockholders.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 23, 2024

TIEN TZUO

	By:	/s/ Tien Tzuo
Name: Tien Tzuo